UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14F-1
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER
_______________________________________________

Nuvel Holdings, Inc.
(Name of Registrant as Specified in its Charter)
Florida	000-54249	27-1230588
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20 S. Santa Cruz Avenue, Suite 300 Los Gatos, California 95030
(Address of principal executive office)

(469) 286-8869
(Registrant's telephone number)

with copies to

Alan Gilbert, Esq.
Maslon LLP
3300 Wells Fargo Center
90 South 7th Street
Minneapolis, MN 55402
Tel. (612) 672-8200
Fax (612) 642-8381

NUVEL HOLDINGS, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
 AND RULE 14f-1 THEREUNDER

SCHEDULE 14F-1

Notice of Proposed Change in the
Majority of the Board of Directors

October 14, 2016
INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this "Information Statement") is being furnished to all holders of record of common stock, par value $0.001 per share (the "Common Stock"), Series B Preferred Stock, par value $0.001 per share (the "Series B Preferred Stock"), Series C Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock"), and Series D Preferred Stock, par value $0.001 per share (the "Series D Preferred Stock"), of Nuvel Holdings, Inc., a Florida corporation ("Nuvel", "we", "our" or the "Company") at the close of business on October 14, 2016 (the "Record Date") in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of Nuvel's Board of Directors (the "Board") other than by a meeting of shareholders. This Information Statement is being mailed to the shareholders on or about October 14, 2016.
NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.
On July 1, 2016, the Company entered into an Agreement and Plan of Merger, which was subsequently amended on October 14, 2016 (as amended, the "Merger Agreement"), with OH Acquisition Corp., a Minnesota corporation and wholly-owned subsidiary of the Company ("Merger Sub"), and OrangeHook, Inc., a Minnesota corporation ("OrangeHook"). Pursuant to the Merger Agreement, Merger Sub will merge with and into OrangeHook (the "Merger"), with OrangeHook remaining as the surviving company and a wholly-owned subsidiary of the Company.  In connection with the Merger, Merger Sub will cease to exist.  At the effective time of the Merger, outstanding shares of OrangeHook common stock and other outstanding securities convertible into OrangeHook's common stock will be exchanged for a pro rata portion of 500,000 shares (or a corresponding security convertible into shares) of a new series of preferred stock of the Company to be entitled "Series OH-1 Convertible Preferred Stock."  At the effective time of the Merger, each outstanding share of OrangeHook preferred stock and other outstanding securities convertible into OrangeHook preferred stock will be exchanged for one share (or a corresponding security convertible into one share) of a new series of preferred stock of the Company to be entitled "Series OH-2 Convertible Preferred Stock."  The powers, preferences, limitations and relative rights of the Series OH-1 Convertible Preferred Stock and Series OH-2 Convertible Preferred Stock are set forth in the Forms of Certificates of Designation attached as exhibits to the amendment to the Merger Agreement, which was filed with the Securities and Exchange Commission (the "SEC") on October 14, 2016 as an exhibit to a Current Report on Form 8-K.

Pursuant to the Merger Agreement, and following the closing of the Merger, the Company is required to seek shareholder approval to effect a recapitalization in which the Company would complete a 1-for-1,200,000 reverse split of its common stock (the "Reverse Split"). If the Reverse Split is completed, shareholders who own less than 1,200,000 shares or who do not own shares in multiples of 1,200,000 would have their post-Reverse Split shareholdings rounded up to the nearest whole number of shares in lieu of the Company issuing fractional shares, meaning that a shareholder who owns 600,000 shares prior to the Reverse Split would receive one (1) share instead of one-half (½) share, and a shareholder who owns 1,800,000 shares would receive two (2) shares instead of one and one-half (1 ½) shares. The Company's articles of incorporation would continue to authorize the issuance of up to 100,000,000 shares of common stock (the Reverse Split and the ensuing capitalization structure are collectively referred to herein as the "Recapitalization").

Upon consummation of the Recapitalization and without any action by the holders of Series OH-1 Convertible Preferred Stock, all outstanding shares of Series OH-1 Convertible Preferred Stock will convert into shares of fully paid and non-assessable Nuvel Common Stock at a conversion ratio equal to the quotient derived by dividing the number of outstanding shares of OrangeHook common stock and other outstanding securities convertible into OrangeHook's common stock, in each case immediately prior to the Merger, by 500,000 (the "OrangeHook Preferred Conversion"). The Recapitalization will not impact the number of outstanding shares of Series OH-2 Convertible Preferred Stock or the conversion ratio applicable thereto.  As a result of the Recapitalization, shares of Nuvel Common Stock outstanding immediately prior thereto will represent a mere nominal interest in Nuvel, and the economic benefit to holders of such shares will be the right to participate in the contingent issuance of the Earn-Out Shares (as defined below).

Nuvel has outstanding convertible promissory notes that, collectively, have an aggregate principal amount equal to approximately $1.5 million. In addition, Nuvel has issued and outstanding 1,767,358 shares of Series D Convertible Preferred Stock.  The Merger Agreement provides that, as a condition to the Closing, Nuvel will enter into Note Conversion Agreements with all holders of such notes of Nuvel (the "Nuvel Note Conversion") and will have received irrevocable notices of conversion from the holders of all issued and outstanding shares of Nuvel's Series D Convertible Preferred Stock pursuant to which such notes and shares will be automatically converted immediately following the Recapitalization into a total of 464,286 shares of Nuvel's post-Recapitalization Common Stock, provided that the number of shares of Common Stock issued upon conversion of Series D Preferred Stock shall not exceed 4.99% of the outstanding Common Stock issued and outstanding at such time and shares of Series D Preferred Stock will not be converted to the extent such limit would be exceeded. OrangeHook may, in its discretion, elect to waive the satisfaction of the Nuvel Note Conversion to the extent that Nuvel is unable to obtain executed Note Conversion Agreements from all holders of such notes. In the event of such a waiver, the unconverted notes would remain obligations of the surviving corporation to the Merger following the Closing and the Recapitalization.

Nuvel has issued outstanding 408,484 shares of Series B Convertible Preferred Stock and 1,471,121 shares of Series C Convertible Preferred Stock.  The Merger Agreement provides that, as a condition to the Closing, Nuvel will have received irrevocable notices of conversion from the holders of all outstanding shares of Nuvel's Series B Convertible Preferred Stock and Series C Convertible Preferred Stock pursuant to which all of such shares will be automatically converted immediately prior to the effective time of the Merger into shares of Nuvel's Common Stock (together with the conversion of Nuvel's Series D Convertible Preferred Stock referred to above, the "Nuvel Preferred Stock Conversion"). OrangeHook may, in its discretion, elect to waive the satisfaction of the Nuvel Preferred Stock Conversion to the extent that Nuvel is unable to obtain irrevocable notices of conversion from all holders of such shares, in which case the unconverted shares would remain outstanding following the Closing.  See the summary of the rights, privileges and preferences of Nuvel's preferred stock set forth under the caption "Authorization of New Classes of Preferred Stock" in Note 9 to the audited consolidated financial statements of Nuvel included in Nuvel's Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the Securities and Exchange Commission on April 5, 2016.

Individuals and entities who hold Company Common Stock immediately after closing of the Merger, or as soon thereafter as the Company can establish a record date (the "Pre-Merger Nuvel Common Stockholders"), will preserve the potential to participate in a future equity distribution. Under the Merger Agreement,  if, during the period beginning on the effective date of the Merger and ending on December 31, 2017, Nuvel, Inc., the Company's current wholly-owned subsidiary, enters into contracts with unaffiliated third-party customers that collectively provide for gross revenue payments of at least $1.5 million throughout their contractual terms (the "Earn-Out Contracts"), the Pre-Merger Nuvel Common Stockholders, will be eligible to receive their pro-rata portion of up to an aggregate of 357,143 shares of the Company's post-Recapitalization common stock (the "Earn-Out Shares"). The actual number of Earn-Out Shares (if any) to be earned by and distributed to the Pre-Merger Nuvel Common Stockholders will be based upon the gross revenue actually recognized from the Earn-Out Contracts, calculated in accordance with United States generally accepted accounting principles ("GAAP") then in effect, during the six-month periods ending on December 31 and June 30 of each year (except for the first period, which will instead use the gross revenue recognized from the Earn-Out Contracts from the effective date of the Merger through December 31, 2016) (each an "Earn-Out Period"). The percentage of the Earn-Out Shares to be distributed to the Pre-Merger Nuvel Common Stockholders, collectively, for an Earn-Out Period will be equal to the gross revenue generated from the Earn-Out Contracts during that Earn-Out Period expressed as a percentage of $1.5 million. The Company's obligation to issue Earn-Out Shares will cease following the six month period ending June 30, 2019, or earlier upon the issuance of all such 357,143 shares.

Subject to satisfaction or waiver of various closing conditions set forth in the Merger Agreement, the Merger is expected to occur in October 2016 (the "Closing Date").
Pursuant to the terms of the Merger Agreement, the persons serving as directors of the Company immediately prior to the Merger shall remain serving in such capacity immediately following the Merger.  In addition, at the effective time of the Merger, the size of the Board will be increased from two to eight members and the six persons who were directors of OrangeHook immediately prior to the Merger and who were not also directors of the Company will be elected to fill the resulting vacancies. Also at the effective time of the Merger, (i) the current officers of Nuvel will resign from their positions with with the Company and the Board will appoint the officers of OrangeHook immediately prior to the Merger (or such other persons designated by OrangeHook) as the officers of the Company; provided, however, upon his resignation as Chief Executive Officer of the Company, Richard Resnick will be appointed to serve as Executive Vice President of Operations of the Company and as Chief Executive Officer of Nuvel, Inc. (the Company's current wholly-owned subsidiary). See the section entitled "Directors and Officers after the Change of Control" below.  Immediately after the closing of the Merger, the shares of the Company's capital stock issued to the shareholders of OrangeHook in the Merger will represent the substantial majority of the voting power of the Company's issued and outstanding capital stock.  As a result of these transactions, control of the Company will pass to the current shareholders of OrangeHook (the "Change of Control").

The foregoing description of the Merger does not purport to be complete and is qualified in its entirety by the terms of the Merger Agreement.
The potential change in majority of directors, the potential Change of Control, and other future transactions as described herein are contingent upon the closing of the Merger. We can offer no guarantee or other assurance that the Merger will occur.
VOTING SECURITIES
As of the Record Date, the Company is authorized to issue (i) 100,000,000 shares of Common Stock, par value $0.001 per share, of which 18,876,919 shares are issued and outstanding, and (ii) 15,000,000 shares of preferred stock, par value $0.001 per share, (A) 7,150,000 of which shares have been designated as Series A Preferred Stock and none of which are issued and outstanding, (B) 2,000,000 of which shares have been designated as Series B Preferred Stock and of which 408,484 shares are issued and outstanding, (C) 2,000,000 of which shares have been designated as Series C Preferred Stock and of which 1,471,121 shares are issued and outstanding, and (D) 2,000,000 of which shares have been designated as Series D Preferred Stock and of which 1,767,358 shares are issued and outstanding.  The holders of Common Stock and each class of preferred stock generally vote together as a single class on matters brought before the Company's shareholders.  Each share of Common Stock is entitled to one vote.  Each holder of shares of Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock is entitled to one vote for each whole share of Common Stock into which such preferred shares could be converted pursuant to conversion provisions in the applicable certificates of designation. As a result, each share of Series B Preferred Stock and Series C Preferred Stock is entitled to 20 votes and each share of Series D Preferred Stock is entitled to one vote.

No vote or other action of our shareholders is required in connection with this Information Statement. No proxies are being solicited and you are requested not to send the Company a proxy. Shareholders of Nuvel will have the opportunity to vote with respect to the election of directors at the next annual meeting of the Nuvel's shareholders.
DIRECTORS AND OFFICERS
PRIOR TO THE CHANGE OF CONTROL
The following table sets forth information regarding the Company's executive officers and directors prior to the Change of Control. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board.
Name	Title

Richard Resnick	Acting Chief Executive Officer, Director

James Mandel	Director

Richard Resnick – Acting Chief Executive Officer and Director
Richard Resnick, age 50, began serving as a consultant with Nuvel in March 2014 and became its acting Chief Executive Officer in January 2015.   After the merger with OrangeHook, he will serve as the Executive Vice President of Operations and will serve on the Board.  From 2012 to 2013, Mr. Resnick served as the Senior Vice President of AT&T where he led the National Business Markets organization for AT&T; he served as the Senior Vice President of Global Service Management for AT&T from 2009 to 2012; from 2006 to 2009 he served as the Senior Vice President of Global Network Field Operations for AT&T and from 2003 to 2006 he served as the President of AT&T Mexico in Mexico City.  Among other attributes, skills and qualifications, the Board believes that Mr. Resnick is uniquely qualified to serve as a director because of his extensive amount of IT, Networking and Telecommunications industry knowledge. Mr. Resnick earned a BS in Economics from UC Irvine.

James Mandel – Director
James Mandel, age 60, has served as the President and Chief Executive Officer of OrangeHook since October 2014. From 1998 until July 2014, Mr. Mandel was President and Chief Executive Officer of Multiband Corporation, a technical services company.  He currently serves as a director for GeoSpan Corporation, a geo-spatial mapping corporation and formerly served as a director for CorVu Corporation, an international software development company and for Western Capital Resources.  Among other attributes, skills and qualifications, the Board believes that Mr. Mandel is uniquely qualified to serve as a director because of his successful experience in leading a public company for over 16 years.  Mr. Mandel received his degree of a Bachelor of Science from the University of Colorado at Boulder.

DIRECTORS AND OFFICERS
AFTER THE CHANGE OF CONTROL
At the effective time of the Merger, the current officers of the Company will resign, the size of the Board will be increased from two to eight members, and the following persons will be appointed and elected as the new officers and directors of the Company.  All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.
Based on information provided by OrangeHook, there is no family relationship between any of the proposed directors or executive officers. To our knowledge, except as otherwise described herein, there have been no events under any bankruptcy act, no criminal proceedings and no Federal or State judicial or administrative orders, judgments or decrees or findings, no violations of any Federal or State securities law, and no violations of any Federal commodities law material to the evaluation of the ability and integrity of any existing director or proposed director or executive officer of the Company during the past ten (10) years.

Name	Age	Title

James Mandel	60	President and Chief Executive Officer, Director
David Carlson	60	Chief Financial Officer
David Batchelor	62	Chief Relations Officer, Director
Jeffrey Hattara	60	Chief Strategy Officer, Director
Colleen Davenport	53	Secretary and General Counsel
Robert Riess	40	Chief Operations Officer and Chief Marketing Officer
Richard Resnick	50	Executive Vice President of Operations, Director
Robert Philbin	60	President–Payment Systems(1)
Donald Miller	76	Director (Chairman)
Whitney Peyton	64	Director
Jonathan Dodge	69	Director
Salvatore Fazzolari	64	Director

(1)
OrangeHook expects to enter into an employment agreement with Mr. Philbin in the near future, at which time Mr. Philbin would serve as chief executive officer of OrangeHook's subsidiary, Agilivant, LLC.

Although Mr. Resnick will resign as President and Chief Executive Officer of Nuvel, he will continue to serve as Chief Executive Officer of Nuvel, Inc. following completion of the Merger. Based on information provided by OrangeHook, the following biographical information on the new directors and officers of the Company is presented below (for biographical information about James Mandel and Richard Resnick, refer to the section titled "Directors and Officers Prior to the Change of Control"):
David Carlson – Chief Financial Officer
David Carlson, age 60, has served as the Chief Financial Officer of OrangeHook since February 2015.  From 2008 until 2014, Mr. Carlson was the Vice President of Financial Operations at Multiband Corporation where he was responsible for providing financial support including financial analysis, raising debt and equity financing, investor relations and cash management. Prior to working at Multiband, Mr. Carlson worked as the Chief Financial Officer for CorVu Corporation, a publicly-traded software company, and has over thirty-five years of financial management experience, working for both private and public companies.  He received a Bachelor of Science in Accounting from Southwest Minnesota State University in 1979.

David Batchelor – Chief Relations Officer and Director
David Batchelor, age 62, has served as Chief Relations Manager and a member of OrangeHook's Board since February 2015.  In 2008, Mr. Batchelor founded and served as Chairman and Chief Executive Officer of LifeMed Card, Inc. and executed several patient identity smart card beta sites through the U.S.  He then founded LifeMed ID in 2010 and served as its Chairman and Chief Executive Officer until the two companies merged in 2010, and where he continues to serve as Chief Executive Officer.   Among other attributes, skills and qualifications, the Board believes Mr. Batchelor is a key thought leader within healthcare technology, national speaker, committee participant of patient identity standards and founder/innovator of identity validation solutions that improve workflow efficiencies, data accuracy for patient care and big data analytics and is valuable industry and strategic knowledge for OrangeHook.

Jeffrey Hattara – Chief Strategy Officer and Director
Jeffrey Hattara, age 60, has served as Chief Strategy Officer for OrangeHook and a member of OrangeHook's Board since 2014. He has previously held positions on the board of directors of LifeMedID, Salamander Technologies, and Agilivant LLC. Mr. Hattara was previously the CFO and then CEO of Datacard Group, a privately held technology company that sells within both the identity card and financial card markets from May 2000 until June 2008.  From 2010 to 2013 he served as Executive Chairman of Agilivant LLC and then from 2013 to 2014 served as CEO and chairman of the board of TruSecID Corporation (the predecessor owner of Salamander Technologies). Among other attributes, skills and qualifications, the Board believes that Mr. Hattara is uniquely qualified to serve as a director because of his global technology deployment expertise and nearly 30 years of experience in the area of corporate finance. Mr. Hattara was educated in Chicago and earned his MBA at Northwestern University, J.L. Kellogg Graduate School of Management (1994).

Colleen Davenport – Secretary and General Counsel
Colleen Davenport, age 53, has served as OrangeHook's General Counsel since August 2016. Most recently, she was an independent attorney at Merrill Corporation where she was responsible for all domestic IT service and product vendor contracts, post-closing merger and acquisition work and commercial real estate from 2015 until joining OrangeHook. Ms. Davenport also served as in-house Corporate Counsel for Insignia Systems, Inc., a publicly-held in-store advertising and promotions company, from 2011 to 2014, practicing in the areas of SEC compliance and corporate governance, commercial transactions, contract drafting and negotiation and employment law. From 2008 to 2011, she owned her own law practice and consulting firm. From 1989 to 2008, she served in various capacities as in-house counsel at Analysts International Corporation (AIC), a then-publicly held IT consulting services firm, including Secretary and General Counsel for nearly eight years prior to leaving the company. While at AIC, Ms. Davenport practiced in the areas of SEC compliance and corporate governance, general corporate law and corporate financing, drafting and negotiation of IT services, software development, outsourcing, managed services and license agreements and employment and immigration law and compliance. She holds a J.D. from Mitchell Hamline School of Law and bachelor of arts degrees in Psychology and Political Science from Gustavus Adolphus College.

Robert Riess – Chief Operations Officer and Chief Marketing Officer
Robert Riess, age 40, has served as the Chief Operations Officer and Chief Marketing Officer of OrangeHook since October 2014. He also serves as the Vice President of Marketing of Agilivant. Previously, Mr. Riess was the Executive Vice President of Sales & Marketing at Multiband Corporation from September 2011 until July 2014.  He has worked in the telecommunications industry for over 17 years providing sales and marketing leadership, development, and managing teams of up to 265 employees. He received his MBA from Central Michigan University.

Robert Philbin – President of Payment Systems
Robert (Bob) Philbin, age 58, has served as President, OrangeHook Payment Systems since September 2015 and has also served as President of Agilivant since November 2015. Previously, from 2007 until 2010, Mr. Philbin was President of TSYS Acquiring Solutions, a payments processor in the merchant acquiring space with approximately 900 employees.  Prior to his appointment to President, he was Executive Vice President and Chief Financial Officer of TSYS Acquiring Solutions responsible for finance and operations.  He also served on the board and advisory board of the Electronic Transactions Association.  Mr. Philbin holds a BSBA in Accounting from Creighton University.

Donald Miller – Chairman of the Board
Donald Miller, age 76, has served as Chairman of the Board for OrangeHook since 2014 and is on OrangeHook's audit and compensation committees.  From 1962 to 2001, he worked for Schwan's Enterprises (n/k/a The Schwan Food Company), primarily as Chief Financial Officer.  He currently serves on the Board of Directors of Schwan's Enterprises, a position he has held since 2007, and is on the audit committee.  From 2005 until 2013, Mr. Miller was the Chairman of the Board for Multiband and served as Chairman of the Board for Biphase Technologies, LLC from 2007 to 2015.  Mr. Miller currently serves as a director for Agilivant, LLC. Among other attributes, skills, and qualifications the Board believes Mr. Miller is uniquely qualified to serve as a director based upon his extensive business experience, financial literacy and his experience involving acquisitions and divestitures.

Whitney Peyton – Director
Whitney Peyton, age 64, has served as a member of OrangeHook's board of directors since 2015 and currently serves as a member of OrangeHook's nominating and governance committee. He is also currently the Chairman of Assure Lease and has served in that role since 2009. He has also served as the Chairman of Default Analytics LLC since 2015.  He is an investor in commercial real estate and has interests in 16 Great Clips franchises in the Twin City area.  Previously, he spent 36 years at CBRE Commercial Real Estate Services, from 1977 to 2013, the most recent 21 years he was the Senior Managing Director and Broker of record for CBRE's operations in Minnesota, South Dakota, North Dakota and Iowa.  Mr. Peyton is a past president of the Minnesota Shopping Center Association, twice President of the Minnesota CCIM chapter, past president of the Realtor's Commercial Alliance, and past Board member of NAIOP, Minnesota Commercial Realtors Association, Minikahda CC and current President of the Yellowstone Club Property Owners Association (since 2009).  Among other attributes, skills and qualifications, the Board believes that Mr. Peyton is uniquely qualified to serve as a director based on his key investment background and vast business knowledge.

Jonathan Dodge – Director
Jonathan Dodge, age 69, has served as a member of OrangeHook's board of directors since 2014 and currently serves as a financial expert on OrangeHook's audit and compensation committees. He has been a tax partner with Thoresen, Diaby, Helle, Condan and Dodge since 2008.  From 1991 to 2008, Mr. Dodge was a partner and tax CPA at Dodge & Fox PA. He is a corporate tax specialist and also works in the area of IRS tax issues.  He was formerly a board member for Austin Mutual Insurance Company from 2004 to 2012, where he served as chairman of the audit and compensation committees, and Multiband, Inc. from 1997 to 2012, where he served on the audit and compensation committees.  He currently serves as Chairman of the Board for EPIEN Medical, Inc. and as a director for Citizens Observer, LLC, roles he has served since 2000 and 2005, respectively.  Among other attributes, skills and qualifications, the Board believes that Mr. Dodge brings significant experience, expertise and background with regard to accounting matters, including his ability to understand generally accepted accounting principles, internal controls over financial reporting and disclosure controls and procedures, and his experience in analyzing and evaluating financial statements. Mr. Dodge has both a BA and an MA in accounting from the University of Iowa.

Salvatore Fazzolari – Director
Salvatore (Sal) Fazzolari, age 64, has served as a member of OrangeHook's board of directors since December 2014 and currently serves as chairman of OrangeHook's governance and nominating committee, as well as a member of OrangeHook's audit committee. Mr. Fazzolari is the founder and CEO of Salvatore Fazzolari Advisors LLC, a management advisory firm, which he founded in March 2012. Mr. Fazzolari's past experience includes 32 years with Harsco Corporation, including over 14 years as a C level executive (1998 to 2007) and as Chief Executive Officer (January 1, 2008 to February 23, 2012).  Mr. Fazzolari serves on the boards of RPM International Inc. (NYSE:RPM) (since January 2013) where he serves as Chairman of the Audit Committee, Gannett Fleming Affiliates Inc. (since May 2012), Bollman Hat Company (since February 2014), and served on the board of Harsco from January 2002 to February 2012.  Among other attributes, skills and qualifications, the Board believes that Mr. Fazzolari is qualified to serve as a director due to his vast experience in emerging and mature businesses worldwide, his leadership experience, and his familiarity with public company regulatory process. Also, because of his financial management experience, he is deemed to be a financial expert. He earned his bachelor of business administration degree in accounting from Pennsylvania State University.

CORPORATE GOVERNANCE
Committees of the Board of Directors
We do not have a standing nominating, compensation or audit committee.  Rather, our full Board performs the functions of these committees. Also, we do not have an "audit committee financial expert" on our Board as that term is defined by Item 407(d)(5)(ii) of Regulation S-K. We do not believe it is necessary for our Board to appoint such committees because the volume of matters that come before our Board for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making.

Following the Closing of the Merger, we expect to form an audit committee, a compensation committee, and a nominating and governance committee of the Board. Once formed, each committee will have a written charter that will be made available to shareholders on our website. We expect the composition of each committee to be as follows:

Name	Audit Committee	Compensation Committee	Nominating and Governance Committee

Donald Miller	x	Chair
Whitney Peyton			x
Jonathan Dodge	Chair	x
Salvatore Fazzolari	x		Chair
James Mandel
Richard Resnick
David Batchelor
Jeffrey Hattara

Audit Committee.

Once formed, the audit committee is expected to be comprised entirely of independent directors as defined under the rules of the New York Stock Exchange ("NYSE") and to be responsible for performing such tasks as (i) appointing, compensating, retaining and overseeing Nuvel's independent registered public accounting firm; (ii) meeting with management and representatives of Nuvel's independent registered public accounting firm to review our internal and external financial reporting, including periodically without management present; (iii) reviewing the scope of the independent registered public accounting firm's examination and audit procedures to be utilized; (iv) considering comments by the registered public accounting firm regarding internal controls and accounting procedures and management's response to those comments; and (v) pre-approving any audit and non-audit services to be provided by our independent registered public accounting firm. Each of Jonathan Dodge and Salvatore Fazzolari are expected to qualify as an "audit committee financial expert" as that term is defined by Item 407(d)(5)(ii) of Regulation S-K.

Compensation Committee.

Once formed, the compensation committee is expected to be comprised entirely of independent directors as defined under the rules of the NYSE and to be responsible for performing such tasks as (i) assisting in defining Nuvel's executive compensation philosophy and administering its compensation plans; (ii) reviewing management's recommendations with respect to the salaries and any bonuses paid and equity grants awarded to executives; (iii) reviewing Nuvel's retirement plans and employee benefits, if it adopts any; (iv) overseeing and evaluating compensation-related risks; and (v) reviewing and recommending to the full board approval of the compensation-related discussion appearing in Nuvel's annual proxy statement or other filings with the SEC.

Nominating and Governance Committee.

Once formed, the nominating and governance committee is expected to be comprised entirely of independent directors as defined under the rules of the NYSE and to be responsible for performing such tasks as (i) reviewing and recommending to the full board corporate governance policies and procedures; (ii) reviewing Nuvel's code of ethics (once adopted) and compliance therewith; (iii) identifying director candidates, including recommendation to the full board of the slate of nominees; (iv) recommending to the board the composition of the committees; (v) educating Nuvel's directors; (vi) evaluating the board; and (vii) determining compensation policies, practices and levels of compensation for the board.

Director Independence
Our Board is currently composed of two members, Richard Resnick and James Mandel. The Merger Agreement provides that the size of the Board will be increased from two to eight members  at the effective time of the Merger and that OrangeHook's current directors, Donald Miller, Whitney Peyton, Jonathan Dodge, Salvatore Fazzolari, James Mandel, David Batchelor, and Jeffrey Hattara, will be appointed to fill the resulting vacancies. We use the definitions provided by the rules of the NYSE to evaluate independence of board and committee members in light of information requested from and provided by each director concerning his background, employment, and affiliations, including any family relationships and related-party transactions. In accordance with such rules, Mr. Dodge will be an "independent" director despite the fact that he was a partner and equity owner in Thoresen, Diaby, Helle, Condan and Dodge, which has provided non-audit services to OrangeHook. The payments for such services received by Thoresen, Diaby, Helle, Condan and Dodge in each of the last three years did not exceed 5% of Thoresen, Diaby, Helle, Condan and Dodge's consolidated gross revenues, or $200,000. In addition to Mr. Dodge, Messrs. Miller, Peyton, and Fazzolari will be "independent" directors under the rules of the NYSE. Messrs. Mandel, Resnick, Batchelor, and Hattara will not be independent directors due to their positions as executive officers of Nuvel following the Merger. There are no family relationships between Nuvel's prospective directors or executive officers.

Meetings of the Board of Directors

During its fiscal year ended December 31, 2015, the Board did not meet on any occasion, but rather transacted business by unanimous written consent.
Board Leadership Structure and Role in Risk Oversight
Our bylaws provide our Board with flexibility to combine or separate the positions of Chairman of the Board and Chief Executive Officer.  At this time, we do not have a Chairman of the Board. Following the Closing of the Merger, we expect Mr. Miller to act as our Chairman of the Board.

It is the Board's responsibility to manage risk, including oversight of the Company's risk policies and processes relating to the financial statements and financial reporting processes and the guidelines, policies and processes for mitigating those risks.

Shareholder Communications

We currently have no formal process in place for our shareholders to send communications to our Board.  Our Board considers this appropriate in view of the size of the Board.  Shareholders wishing to contact our Board may do so by sending correspondence to our corporate office at 20 S. Santa Cruz Avenue, Suite 300, Los Gatos, California 95030.

COMPENSATION OF DIRECTORS AND OFFICERS
Executive Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by, or paid to the Company's named executive officers (as such term is defined in Item 402 of Regulation S-K promulgated under the Securities Exchange Act of 1934) during the last two completed fiscal years.

Name and Position	Year Ended & Period Ended	Fees Earned ($)	Bonus ($)	Stock Awards(1) ($)	Total ($)

Richard Resnick, Director and Acting CEO(2)	2015 2014	300,000(4) 225,000(7)	-(5) -	-(6) -	300,000 225,000

Jay Elliot, Former Chairman and Former CEO(3)	2015 2014	38,013 80,100(8)	- -	- -	38,013 81,100

(1)
Represents the aggregate grant date fair value for stock awards, calculated in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. Refer to the notes in our audited financial statements for the years ended December 31, 2015 and 2014 for a discussion of the assumptions used in valuing the awards.

(2)	Mr. Resnick was appointed as the acting Chief Executive Officer on January 27, 2015. Mr. Resnick was appointed as a member of the Company's Board of Directors on July 30, 2015.
(3)	On July 30, 2015, Jay Elliot resigned from all of his positions with the Company.
(4)	During the year ended December 31, 2015, $300,000 of Mr. Resnick's salary was deferred.
(5)
On June 30, 2015, Mr. Resnick was granted 8,513,078 warrants to purchase shares of Common Stock with a five year term, immediate vesting and a $0.20 exercise price as a bonus for professional services rendered. Utilizing an option pricing model, the warrants had a grant date fair value of $0.

(6)
On October 8, 2015, Mr. Resnick was granted 500,000 shares of restricted Common Stock for board services vesting as follows: 1/3 of the shares vest immediately; 1/3 of the shares vest upon the closing of the Merger; and 1/3 of the shares vest upon the first anniversary of the closing date of the Merger. The shares had a grant date fair value of $0.

(7)	During the year ended December 31, 2014, $180,000 of Mr. Resnick's salary was deferred.
(8)	During the year ended December 31, 2014, $39,000 of Mr. Elliot's salary was deferred.

Richard Resnick's compensation is governed by his services agreement with the Company, pursuant to which he is entitled to receive $25,000 per month in bi-monthly installments.  Due to lack of available funds, all compensation to which Mr. Resnick is entitled for his 2015 employment has been deferred. Total aggregate compensation unpaid and owed to Mr. Resnick as of December 31, 2015 is $416,500.  Additional compensation for Mr. Resnick was made in the form of warrants and restricted common stock.

Outstanding Equity Awards at Fiscal Year-End Table

The following table summarizes the outstanding equity awards to our named executive officers as of December 31, 2015:

	Option awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)(1)

Richard Resnick	8,513,078 (2)	-	-	0.20	6/30/2020	333,334	7,333

(1)	Market value is calculated based on the closing price of our common stock as reported on the OTC Markets on December 31, 2015, which was $0.22 per share.
(2)
On June 30, 2015, the Company issued warrants to purchase 8,513,078 shares of common stock with immediate vesting, a five year term and a $0.20 exercise price as a bonus for professional services rendered by Richard Resnick, the Company's Acting Chief Executive Officer.

Other than the foregoing, no unexercised options or warrants were held by any of our named executive officers as of December 31, 2015. No equity awards were made during the fiscal year ended December 31, 2015.

Director Compensation

The following table summarizes the compensation awarded during the fiscal year ended December 31, 2015 to individuals who served as our directors during such year.

Name	Fees earned or paid in cash ($)	Stock awards ($)(1)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)

James Mandel (2)	-	- (5)	-	-	-	-	-
Richard Resnick (3)	-	- (6)	-	-	-	-	-
Jay Elliot (4)	77,013	-	-	-	-	-	77,013

(1)
Represents the aggregate grant date fair value for stock awards, calculated in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. Refer to the notes in our audited financial statements for the years ended December 31, 2015 and 2014 for a discussion of the assumptions used in valuing the awards.

(2)	Mr. Mandel was appointed as a member of the Company's Board of Directors on July 30, 2015.
(3)	Mr. Resnick was appointed as a member of the Company's Board of Directors on July 30, 2015.
(4)	Mr. Elliot resigned as a member of the Company's Board of Directors and from all of his other positions with the Company on July 30, 2015.
(5)
On October 8, 2015, Mr. Mandel was granted 250,000 shares of restricted Common Stock for board services vesting as follows: 1/3 of the shares vest immediately; 1/3 of the shares vest upon the closing of the Merger; and 1/3 of the shares vest upon the first anniversary of the closing date of the Merger. The shares had a grant date fair value of $0.

(6)
On October 8, 2015, Mr. Resnick was granted 500,000 shares of restricted Common Stock for board services vesting as follows: 1/3 of the shares vest immediately; 1/3 of the shares vest upon the closing of the Merger; and 1/3 of the shares vest upon the first anniversary of the closing date of the Merger. The shares had a grant date fair value of $0.

Jay Elliot served as director and Chairman of the Company's Board of Directors until he resigned from all positions with the Company on July 30, 2015.  Upon his resignation, Richard Resnick and James Mandel were appointed as directors.  The Company paid Mr. Elliot $77,013 in director compensation from January 1, 2015 through the date of his resignation. For the balance of 2015, Nuvel elected to compensate its directors for Board service through grants of restricted common stock due in part to the lack of available funds to support cash compensation.  In addition, the Board believes that compensation in the form of restricted stock that vests in part upon the Merger appropriately incentivizes directors to focus on completing this strategic Company objective.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT
 BEFORE THE CHANGE IN CONTROL
Common Stock

As of October 7, 2016, there were approximately 18,876,919 shares of our Common Stock issued and outstanding. The following table sets forth certain information regarding our Common Stock, beneficially owned as of October 7, 2016, by each person known to us to beneficially own more than 5% of our Common Stock, each named executive officer and director, and all directors and executive officers as a group. We calculated beneficial ownership according to Rule 13d-3 of the Exchange Act as of that date. Shares issuable upon exercise of options, warrants or other securities that are exercisable, exchangeable or convertible within 60 days after the date of this table are included as beneficially owned by the holder. Beneficial ownership generally includes voting and dispositive power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole dispositive power with respect to all shares beneficially owned. The following table does not include shares of Series B Preferred Stock, Series C Preferred Stock or Series D Preferred Stock, which are convertible into shares of Common Stock at a ratio of 1:20, 1:20 and 1:1, respectively. Holders of shares of our preferred stock vote together with holders of Common Stock on all matters submitted to a vote of shareholders and are entitled to one vote for each whole share of Common Stock into which their shares of preferred stock could be converted. Information regarding beneficial ownership of our preferred stock is presented in the tables under the headings "Series B Preferred Stock," "Series C Preferred Stock" and "Series D Preferred Stock" below.

Title of Class	Name and Address of Beneficial Owner	Amount, Nature and Percentage of Beneficial Ownership (2)
	Executive Officers and Directors(1)
Common Stock	Jay Elliot (Former CEO and Director)	2,581,814 shares	13.68%
	Richard Resnick (Acting CEO)	9,013,078 shares(3)	47.75%
	James Mandel (Director)	250,000 shares(4)	1.32%
	All Directors and Officers, as a Group(5)	9,263,078 shares	49.07%
	5% Security Holders
Common Stock	Aamer Azan	1,035,495 shares	5.49%
Common Stock	Alan Donenfeld Paragon Capital LP 110 E. 59th St. 22nd Fl. New York, NY 10022	3,359,638 shares(6)	17.80%
Common Stock	Charley Krause 1219 Melrose Place, Ridgewood, NJ 07540	988,000 shares	5.23%
Common Stock	Gregory Osborn 202 Mountain Ave, Ridgewood NJ 07450	2,976,400 shares(7)	15.77%
Common Stock	Randy Hagin 1234 Morning Glory Dr. Concord, CA 94521	1,419,670 shares	7.52%
Common Stock	Alpha Capital Anstalt Lettstrasse 32 9490 Vaduz Principality of Liechtenstein	9,576,170 shares(8) (9)	50.73%
Common Stock	OfSink, LLC 230 Park Avenue, Suite 851 New York, NY 10169	1,040,317 shares	5.51%

(1)	The address for each current officer and director is c/o Nuvel Holdings, Inc., 20 S. Santa Cruz Ave., Los Gatos, CA 95030.
(2)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Beneficial ownership also includes shares of stock subject to options, warrants and other securities that are currently exercisable, exchangeable or convertible within 60 days of the date of this table.  In determining the percent of common stock owned by a person, entity or group as of the date of this table, (a) the numerator is the number of shares of the class beneficially owned by such person or entity, including shares which may be acquired within 60 days of the date of this table on exercise of warrants or options and conversion of convertible securities, and (b) the denominator is the sum of (i) the total shares of Common Stock outstanding on the date of this table, and (ii) the total number of shares that the beneficial owner may acquire upon exercise of the derivative securities that are exercisable, exchangeable or convertible on or within 60 days after the date of this table. Unless otherwise stated, each beneficial owner has sole power to vote and dispose of its shares.

(3)
Including (i) 500,000 shares of Common Stock of which 166,666 are currently vested, and (ii) an aggregate of 8,513,078 shares of Common Stock issuable upon the exercise of five-year warrants currently exercisable.

(4)	Including 250,000 shares of Common Stock of which 83,333 are currently vested.
(5)	Excludes shares beneficially owned by Jay Elliot, who no longer serves as an officer or director.
(6)
Including 1,615,638 shares of Common Stock and an aggregate of 1,744,000 shares of Common Stock issuable upon the exercise of currently exercisable warrants held by Paragon Capital LP. Mr. Alan Donenfeld, as the General Partner of Paragon Capital, LP, is deemed to have beneficial ownership of the securities held by Paragon Capital, LP.

(7)
Including (i) 1,161,012 shares of Common Stock, (ii) an aggregate of 698,996 shares of Common Stock issuable upon the exercise of currently exercisable warrants held by such holder and (iii) 1,157,397 shares of Common Stock upon the conversion of notes held by Gregory Osborn.  Greg Osborne also explicitly disclaimed any beneficial ownership over any securities of the Company held by his wife, Elizabeth Luongo.

(8)	Konrad Ackerman, as the Director of Alpha Capital Anstalt, is deemed to have beneficial ownership of the securities held by Alpha Capital Anstalt.
(9)
Including (i) 925,926 shares of Common Stock, (ii) an aggregate of 1,939,301 shares of Common Stock issuable upon the exercise of currently exercisable warrants held by such holder, (iii) 5,194,632 shares of Common Stock issuable upon the conversion of notes held by Alpha Capital Anstalt and (iv) 1,699,383 shares of Common Stock issuable upon the conversion of Preferred D convertible shares.

Series B Preferred Stock

As of October 7, 2016, there were 408,484 shares of Series B Preferred Stock issued and outstanding.  Holders of Series B Preferred Stock are entitled to twenty votes for each share of Series B Preferred Stock held and vote together with holders of Common Stock on all matters submitted to a vote of shareholders. The following table sets forth information regarding the beneficial ownership of the Company's Series B Preferred Stock as of October 7, 2016, by each shareholder known by the Company to be the beneficial owner of more than 5% of the Company's Series B Preferred Stock. The Company's executive officers and directors do not own any shares of Series B Preferred Stock as of the date of this table. Unless otherwise noted, each person or company named in the tables has sole voting and investment power with respect to the shares that he or it beneficially owns.

Title of Class	Name and Address of Beneficial Owner	Amount, Nature and Percentage of Beneficial Ownership

Series B Preferred Stock	Elizabeth Luongo 202 Mountain Ave., Ridgewood, JN 07450	132,317 shares	32.39%
Series B Preferred Stock	Ralph R. Cioffi 1085 Nelsons Walk, Naples, FL 34102	72,403 shares	17.72%

Series B Preferred Stock	Richard O'Leary 37428 Rancho Manana, Cave Creek, AZ 85331	45,380 shares	11.11%
Series B Preferred Stock	TC Enterprises 29 East 19th St., 5th Floor, New York, NY 10003	24,144 shares	5.91%
Series B Preferred Stock	Daniel Foley 27 North Baynard Lane, Mahwah, NJ 07430	23,547 shares	5.76%

(9)   Elizabeth Luongo disclaims beneficial ownership of any securities of the Company held by her husband, Gregory Osborn.

Series C Preferred Stock

As of October 7, 2016, there were 1,417,121 shares of Series C Preferred Stock issued and outstanding.  Holders of Series C Preferred Stock are entitled to twenty votes for each share of Series C Preferred Stock held and vote together with holders of Common Stock on all matters submitted to a vote of shareholders. The following table sets forth information regarding the beneficial ownership of the Company's Series C Preferred Stock as of October 7, 2016, by each shareholder known by the Company to be the beneficial owner of more than 5% of the Company's Series C Preferred Stock. The Company's executive officers and directors do not own any shares of Series C Preferred Stock as of the date of this table. Unless otherwise noted, each person or company named in the tables has sole voting and investment power with respect to the shares that he or it beneficially owns.

Title of Class	Name and Address of Beneficial Owner	Amount, Nature and Percentage of Beneficial Ownership

Series C Preferred Stock	Sandor Capital Master Fund(10) 2828 Routh Street, Suite 500, Dallas, TX 75201	335,479 shares	22.80%
Series C Preferred Stock	Paragon Capital(11) 110 E. 59th St. 22nd Fl., New York, NY 10022	227,517 shares	15.47%
Series C Preferred Stock	David W. Raisbeck 26640 Edgewood Rd., Shorewood, MN 55331	182,266 shares	12.39%
Series C Preferred Stock	Frederick Daniel Gable Jr. 72 Jane St., New York, NY 10014	100,226 shares	6.81%
Series C Preferred Stock	Kevin Daly 5263 Denver Street, Boulder, CO 80304	79,787 shares	5.42%

(10)	John Lemak, as the Manager of Sandor Capital Master Fund, is deemed to have beneficial ownership of the securities held by Sandor Capital Master Fund.
(11)	Mr. Alan Donenfeld, as the General Partner of Paragon Capital, LP, is deemed to have beneficial ownership of the securities held by Paragon Capital, LP.

Series D Preferred Stock

As of October 7, 2016, there were issued and outstanding 1,767,358 shares of Series D Preferred Stock.  Holders of Series D Preferred Stock are entitled to one vote for each share of Series D Preferred Stock held and vote together with holders of Common Stock on all matters submitted to a vote of shareholders. The following table sets forth information regarding the beneficial ownership of the Company's Series D Preferred Stock as of October 7, 2016, by each shareholder known by the Company to be the beneficial owner of more than 5% of the Company's Series D Preferred Stock. The Company's executive officers and directors do not own any shares of Series D Preferred Stock as of the date of this table. Unless otherwise noted, each person or company named in the tables has sole voting and investment power with respect to the shares that he or it beneficially owns.

Title of Class	Name and Address of Beneficial Owner	Amount, Nature and Percentage of Beneficial Ownership

Series D Preferred Stock	Alpha Capital Anstalt(12) Aulestrasse 60, LI-9490 Vaduz Liechtenstein	1,699,383 shares	96.15%

(12)	Konrad Ackerman, as the Director of Alpha Capital Anstalt, is deemed to have beneficial ownership of the securities held by Alpha Capital Anstalt.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT
 AFTER THE CHANGE IN CONTROL

The tables below set forth the expected beneficial ownership of the Company's capital stock by our affiliates, effective upon the closing of the Merger assuming full satisfaction of all applicable closing conditions, including conversion of all Series B Preferred Stock and Series C Preferred Stock into Common Stock. Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of our capital stock within 60 days of October 7, 2016, for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The aforementioned voting power percentage was based on 56,469,019 shares of Common Stock, 290,503 shares of Series OH-1 Convertible Preferred Stock and 8,871 shares of Series OH-2 Convertible Preferred Stock projected to be issued and outstanding effective upon the closing of the Merger assuming that there are no transactions in OrangeHook or Nuvel securities between October 7, 2016 and the Closing of the Merger.

Nuvel Common Stock

Beneficial Owners	Amount and Nature of Beneficial Ownership	Percent of Class
Name and Address of Beneficial Owner
Alpha Capital Anstalt Lettstrasse 32 9490 Vaduz Principality of Liechtenstein	9,576,170 (1)	16.96%
Alan Donenfeld General Partner of Paragon Capital LP 110 E. 59th St. 22nd Fl. New York, NY 10022	7,909,978 (2)	14.01%
Sandor Capital Master Fund 2828 Routh Street, Suite 500 Dallas, TX 75201	6,709,580	11.88%

Paragon Capital LP 110 E. 59th St. 22nd Fl. New York, NY 10022	6,294,340 (3)	11.15%
David W Raisbeck 26640 Edgewood Rd. Shorewood, ME 55331	3,645,320	6.46%
Gregory Osborn 202 Mountain Ave Ridgewood NJ 07450	2,976,400 (4)	5.27%
Executive Officers and Directors(5)
Richard Resnick	9,013,078 (6)	15.96%
James Mandel	250,000	*
David Carlson	-	-
Jeffrey Hattara	-	-
David Batchelor	-	-
Donald Miller	-	-
Whitney Peyton	-	-
Salvatore Fazzolari	-	-
Jonathan Dodge	-	-
All Directors and Executive Officers as a Group (12 persons)	9,263,078	16.40%

(1)   Includes (i) 925,926 shares of Nuvel common stock, (ii) an aggregate of 1,939,301 shares of Nuvel common stock issuable upon the exercise of the warrants held by such holder, (iii) 5,194,632 shares of Nuvel common stock upon the conversion of notes held by Alpha Capital Anstalt, and (iv) 1,699,383 shares of Nuvel common stock issuable upon the conversion of Nuvel's Series D preferred stock.  Konrad Ackerman is the director of Alpha Capital Anstalt ("Alpha"), and in such capacity, has voting and dispositive power over the securities held by Alpha.  The shares issuable upon the conversion of notes and the shares of Nuvel's Series D preferred stock held by Alpha contain "blocker" provisions that limits Alpha's and certain related parties' ability to convert such notes and Series D preferred stock to the extent that either conversion would cause Alpha's beneficial ownership in Nuvel to exceed 4.99% of Nuvel's outstanding shares of common stock. The calculation of beneficial ownership of Alpha does not take into account the effect of such "blocker" provisions.
(2)   Includes (i) 1,615,638 shares of Nuvel common stock held directly by Mr. Donenfeld, (ii) 4,550,340 shares of Nuvel common stock held by Paragon Capital, LP, (iii) and an aggregate of 1,744,000 shares of Nuvel common stock issuable upon the exercise of the warrants held by Paragon Capital LP.  Mr. Donenfeld is the General Partner of Paragon Capital, LP, and in such capacity, has voting and dispositive power over the securities held by Paragon Capital, LP.
(3)   Includes (i) 4,550,340 shares of Nuvel common stock and (ii) an aggregate of 1,744,000 shares of Nuvel common stock issuable upon the exercise of the warrants held by such holder.  Alan Donenfeld is the General Partner of Paragon Capital, LP, and in such capacity, has voting and dispositive power over the securities held by Paragon Capital, LP.
(4)   Includes (i) 1,161,012 shares of Nuvel common stock, (ii) an aggregate of 698,996 shares of Nuvel common stock issuable upon the exercise of the warrants held by such holder, and (iii) 1,157,397 shares of Nuvel common stock upon the conversion of notes held by Gregory Osborn.  Mr. Osborne disclaims beneficial ownership over any securities held by his wife, Elizabeth Luongo.
(5)   The address for each officer and director is c/o Nuvel Holdings, Inc., 20 S. Santa Cruz Ave., Los Gatos, CA 95030.
(6)   Includes (i) 166,666 shares of Nuvel common stock and (ii) an aggregate of 8,513,078 shares of Nuvel common stock issuable upon the exercise of warrants held by such holder.

Nuvel Series OH-1 Convertible Preferred Stock

Beneficial Owners(1)	Amount and Nature of Beneficial Ownership	Percent of Class
Name of and Address of Beneficial Owner
David L. Kessenich & Colleen B. Kessenich 240 Jersey Street Denver, CO 80220	45,172.62(2)	13.9%
Green Planet LLC 3000 St. Albans Mill Road, #209 Minnetonka, MN 55305	19,958.57(3)	6.9%
MetaConn Corporation 920 Queensland Avenue North Plymouth, MN 55447	14,777.48(4)	5.1%

Executive Officers and Directors
James Mandel	50,561.11(5)	17.3%
David Carlson	8,491.09(6)	2.9%
Jeffrey Hattara	36,154.09(7)	12.4%
David Batchelor	46,350.78(8)	15.4%
Richard Resnick	64.91(9)	*
Donald Miller	29,754.05(10)	9.5%
Whitney Peyton	49,033.40(11)	16.2%
Salvatore Fazzolari	10,218.27(12)	3.5%
Jonathan Dodge	4,926.49	1.7%
All Directors and Executive Officers as a Group (12 persons)	242,750.41	81.3%
*  Less than 1%

(1)   Unless otherwise indicated, the business address of each person is c/o OrangeHook, Inc., 319 Barry Avenue, Suite 300, Wayzata, Minnesota 55391.
(2)   Includes (i) 3,522.44 shares issuable upon the exercise of warrants held by Colleen B. Kessenich, TTEE for the Kessenich GST Trust, and (ii) 17,645.04 shares issuable upon the exercise of warrants and 9,183.90 shares issuable upon conversion of principal and interest on a convertible promissory due October 31, 2016, and warrants to purchase up to 11,823.56 shares issuable upon payoff of the promissory note, held by David L. Kessenich, TTEE for the David L. Kessenich Trust dated 5/2/2005.
(3)   Includes 457.92 shares issuable upon the exercise of warrants. Murray R. Klane is the sole officer and director of Green Planet LLC and has sole voting and dispositive power over the shares.
(4)   Jeffrey Hattara is the sole officer and director of MetaConn Corporation and has sole voting and dispositive power over the shares. Mr. Hattara disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein. Mr. Hattara is also an executive officer and director of OrangeHook.
(5)   Includes 1,296.26 shares issuable upon the exercise of warrants.
(6)   Includes 528.02 shares issuable upon the exercise of warrants and 396.48 shares issuable up on conversion of principal and interest on an outstanding convertible promissory note, and 396.48 shares issuable pursuant to warrants issuable upon payoff of the convertible promissory note.
(7)   Includes 176.12 shares issuable upon the exercise of warrants held by Elizabeth Hattara and Jeffrey Hattara as joint tenants. Also includes options to purchase up to 175.92 shares held by Mr. Hattara and 14,777.48 shares held by MetaConn Corporation, over which Mr. Hattara holds sole voting and dispositive power.
(8)   Includes options to purchase up to 11,252.73 shares.
(9)   Includes 52.84 shares issuable upon the exercise of warrants.
(10) Includes options to purchase up to 2,463.24 shares, 4,294.66 shares issuable upon the exercise of warrants, and 10,229.75 shares issuable up on conversion of principal and interest in outstanding convertible promissory notes and 3,363.95 shares issuable pursuant to warrants issuable upon payoff of one of those convertible promissory notes. Also includes 6.90 shares and 2,498.47 shares issuable upon the exercise of warrants held by Mr. Miller's live-in girlfriend, for which he disclaims beneficial ownership.
(11) Includes options to purchase up to 7,389.73 shares, 3,573.48 shares issuable upon the exercise of warrants, and 820.16 shares issuable up on conversion of principal and interest in outstanding convertible promissory notes and 820.16 shares issuable pursuant to warrants issuable upon payoff of one of those convertible promissory notes. Also includes 9,031.87 shares held by Whitney Peyton and Nancy Peyton as joint tenants with right of survivorship. Also includes 11,839.62 shares held by TruSec ID, Inc. of which Mr. Whitney Peyton is the sole director and officer and is a 75% owner.
(12) Includes 2,446.00 shares issuable upon the exercise of warrants and 1,387.79 shares issuable up on conversion of principal and interest on an outstanding convertible promissory note and 1,387.79 shares issuable pursuant to warrants issuable upon payoff of the convertible promissory note held by Salvatore Fazzolari and Karen Fazzolari as joint tenants with right of survivorship.

Nuvel Series OH-2 Convertible Preferred Stock

Beneficial Owners	Amount and Nature of Beneficial Ownership	Percent of Class
Name of and Address of Beneficial Owner
David L. Kessenich & Colleen B. Kessenich 240 Jersey Street Denver, CO 80220	2,000	22.5%
Banque Heritage Route de Chêne 61 Case Postale 6600 1211 Geneva 6, Switzerland	2,000	22.5%

Executive Officers and Directors
James Mandel	368	4.2%
David Carlson	50	*
Jeffrey Hattara	50	*
David Batchelor	--	--
Richard Resnick	15	*
Donald Miller	460	5.2%
Whitney Peyton	500	5.7%
Salvatore Fazzolari	100	1.1%
Jonathan Dodge	--	--
All Directors and Executive Officers as a Group (12 persons)	1,673	19.1%
* Less than 1%

Beneficial ownership of Series D Preferred Stock will not be impacted at closing the Merger.

Changes in Control
Aside from the Merger, there are no arrangements known to us the operation of which may at a later date result in a change in control of our Company.
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than ten percent (10%) of our shares of common stock, to file reports of ownership and changes in ownership with the SEC.  Officers, directors and greater than ten percent (10%) shareholders are required by regulations promulgated by the SEC to furnish us with copies of all Section 16(a) forms that they file.

Based upon a review of Forms 3 and 4 and amendments thereto furnished to us during our most recent fiscal year, Forms 5 and amendments thereto furnished to us with respect to our most recent fiscal year, and any written representation from a reporting person that no Form 5 is required, below is information with respect to directors, officers and/or beneficial owners of more than ten percent of any class of equity securities of the Company that have failed to timely file reports under Section 16(a) of the Exchange Act during fiscal year 2015:

Name	Form Type	Date of Reporting Event	Required Filing Date

Richard Resnick	Form 3	01/27/2015	02/06/2015
Richard Resnick	Form 4	06/30/2015	07/02/2015
James Mandel	Form 3	07/30/2015	08/10/2015
Richard Resnick	Form 4	10/13/2015	10/15/2015
James Mandel	Form 4	10/13/2015	10/15/2015

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Transactions with Related Persons

On August 1, 2014, the Company issued 423,789 shares of Common Stock to Jay Elliot, a former member of the Company's Board of Directors, pursuant to payable letter agreement between Mr. Elliot and the Company, whereby Mr. Elliot agreed to receive 423,789 shares of Common Stock in lieu of $242,798 the Company owed to Mr. Elliot pursuant to a service agreement executed previously between Mr. Elliot and the Company. Additionally, the Company issued 227,517 shares of Series C Preferred stock to Paragon Capital LP, which is a more than 10% holder of our Common Stock, on July 22, 2014, pursuant to a Waiver and Amendment Agreement dated May 5, 2014.   As reported in the Company's Current Report on Form 8-K file on August 4, 2015, on July 30, 2015, Jay Elliot resigned from his position as a director of the Company.   On July 30, 2015, Mr. Elliot and the Company entered into a separation agreement (the "Separation Agreement").  A copy of the Separation Agreement was filed as Exhibit 10.1 to the Form 8-K. The Separation Agreement provides for Mr. Elliot's resignation from all of his positions with the Company and also includes a general release in favor of the Company.  The Separation Agreement also requires the Company to pay Mr. Elliot $73,012.86 in installments and for a perpetual non-exclusive, non-transferrable license for $1.00 per year to iMedgo, Inc. (the "Licensee") to use the vSOS software platform owned by the Company until such date when the Licensee is dissolved, liquidated, or becomes subject to a voluntary or involuntary bankruptcy.

OrangeHook entered into a Letter of Intent with the Company during 2014 and provided $699,000 and $157,249 as bridge financing to the Company during the years ended December 31, 2015 and 2014, respectively.  The loans are unsecured, bear interest at 2% per annum and are due on demand. As of December 31, 2015 and 2014 accrued interest on the loans was $9,591 and $245, respectively. Mr. Mandel is the chief executive officer and a director of OrangeHook.

Other than the foregoing, the Company was not a party to any transaction (where the amount involved exceeded the lesser of $120,000 or 1% of the average of our assets) for the fiscal year ended December 31, 2015 in which a director, executive officer, holder of more than five percent of our common stock, or any member of the immediate family of any such person have or will have a direct or indirect material interest and no such transactions are currently proposed.

The Company's Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate.  The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction.  However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

We do not have an established policy regarding related transactions.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 100 F Street, N.E, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC's web site at www.sec.gov.
NO SHAREHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of shareholders. Neither applicable securities laws, nor the corporate laws of the State of Florida require approval of the any transaction referred to herein. No vote or other action is being requested of the Company's shareholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

SIGNATURE
In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.
NUVEL HOLDINGS, INC.

Date: October 14, 2016	By:	/s/ Richard Resnick
Name: Richard Resnick
Title: Acting Chief Executive Officer